SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for June 28, 2006
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F       X Form 40-F _____

Enclosure:
SENS announcement dated June 12, 2006 : Dealings in securities by directors a major subsidiary of Sasol Limited during June 2006

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

NOTICE OF GRANT OF SHARE OPTIONS

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we hereby announce that the following directors of Sasol Synfuels (Proprietary) Limited a major subsidiary of
Sasol Limited were granted additional share options in terms of the Sasol Share Incentive Scheme
"the Scheme" effective 8 June 2006 at an option offer price of R 238,20 per share (being the consideration payable by each participant for the shares). Clearance for the individual allocations were given by the Deputy Chief Executive of Sasol Limited. Share options not accepted within one month will lapse.

Name                              Designation                                 Number of
option shares
granted
Nature of interest
C P Buys
Director of Sasol Synfuels
(Pty) Limited
5300
Direct beneficial
P B de Wet
Director of Sasol Synfuels
(Pty) Limited
5300
Direct beneficial

In terms of the Scheme rules one third of the options vest on the second anniversary date of the grant, a further third on the fourth anniversary and the final third on the sixth anniversary. The options are subject to performance criteria as well as a nine year expiry period.

12 June 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant,
Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2006
By:
/s/    N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary